December 12, 2005

Via EDGAR Electronic Transmission

and Facsimile: (202) 942-9530

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:      Ms. Jill Davis
Division of Corporation Finance

Re:          Whittier Energy Corporation
Registration Statement on Form SB-2
File No. 333-127320

Ladies and Gentlemen:

Whittier Energy Corporation, a Nevada corporation (the “Registrant”), hereby withdraws its request that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form SB-2.

If you have any questions or require additional information, please call Michael B. Young at (713) 850-1880 (facsimile (713) 850-1879 and email myoung@whittierenergy.com).

Very truly yours,

WHITTIER ENERGY CORPORATION

By:	/s/ Michael B. Young
Michael B. Young
Chief Financial Officer